

OFFERING MEMORANDUM
PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

GOFISH CAM, INC.

4600 Commanders Point Drive
Austin, TX 78734
www.gofishcam.com

UP TO $400,000 OF CROWD NOTES WITH A MINIMUM OF $100,000

GoFish Cam, Inc. ("we" or the "Company") is offering up to $400,000 worth of Crowd Notes of the Company. Our minimum target offering is $100,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and we must reach the Target Amount of $100,000 by April 9, 2017. If we do not raise the Target Amount by April 9, 2017, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned. We will accept oversubscriptions in excess of the Target Amount up to $400,000 on a first come, first served basis. If we reach the target amount prior to April 9, 2017, we may conduct the first of multiple closings, provided that investors who have committed funds will be provided notice five business days prior to the close.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

THE COMPANY'S BUSINESS

Basic Information about the Company and Overview

GoFish Cam, Inc. is a C Corporation incorporated in the State of Delaware. We first organized as GoFish Cam, LLC on November 2, 2015 and converted to GoFish Cam, Inc. on January 21, 2016. We were founded by two brothers, Brandon and Ryan Austin, who had a vision to enhance the thrill of fishing by giving anglers the opportunity to see what is happening underwater.

To further bring this vision to life, we have participated in the Telluride Venture Accelerator and DMZ entrepreneurship program at Ryerson University in Toronto, Canada.

Our operations are currently based out of Austin, Texas.

Principal Products

The GoFish Cam is an underwater camera uniquely designed to sit on your fishing line without affecting your line, lure, or bait. It works with a custom made mobile application via Wi-Fi that not only allows users to easily review, edit, and share their own footage, but also leverage and learn from everyone else's experience.

Users can leverage each other's experiences because the app shares data like the type of lure that was used, the time of day, water, weather, temperature conditions, or the type of fish that was caught, and more.

Our camera and app work together as a system, an advanced platform that's creating limitless abilities through both video and data to enhance the entire experience of a sport that so many people love. In doing that, we leverage all of our users to create the content and collect big data sets, that we have ownership rights to via our platform and are able to monetize and license.

When we first began marketing the product for online pre-sales through Kickstarter, we believed that we would be able to begin production of our cameras in early 2016. That belief was based on incorrect assumption regarding manufacturing readiness. Since then, we have engaged a manufacturing partner that has joined GoFish Cam as an investor. We are now in the process of developing molds and tooling as we prepare to manufacture our product.

Market

GoFish Cam targets anglers in the sport and recreational fishing industry that generates more than $125B in economic output in North America. We plan to serve an available market of $1.91B worldwide and $1.14B in North America. We reach these figures based on research of the American Sportfishing Association, License Statistics, and Southwick Associates as follows:

- 40 Million licensed anglers in the USA, which generated more than $45B in retail sales per year;

- 74.5 Million licensed anglers worldwide, estimated to generate just over $80B in retail sales per year;

- Fishing technology market has increased from 1.9% of the total retail sales to licensed anglers in 2011 to 5.1% in 2012 and estimated to a near 20% last year;

We further define our customers into segments through customer discovery to identify a primary "first adopter" in the market. We believe these first adopters are:

- Male anglers between the ages of 25-55 years old;

- Household income of over $75,000;

- Fish at least once per week;

Based on these demographics we believe our initial target market is sized at $154M globally and $91.9M in North America. This strategy allows us to target a more defined user, providing us an opportunity to foster a quick network effect to grow into the larger underwater camera segment.

To date, we have had pre-sale revenue of almost $200,000. We've achieved this through pre-sales of the GoFish Cam. We've pre-sold over 1200 units to over 65 countries to date.

Marketing/Business Development

We will initially focus on the consumer market by selling our hardware product on a direct to consumer basis online with our website and other online re-sellers. As we grow in size, we intend to enter into retailers and engage a distribution model. We have already secured letters of intent from distributors, re-sellers, and wholesalers. When we have successfully sold the initial version of our product and built a user base, we intend to create accessory SKUs and other versions of the product to enhance data collection and for other types of fishing.

When we have expanded our user base, we will also have access to a database of fishing videos and data from our users. We will be able to package these videos and data points to license and sell them to government and environmental organizations, as well as other fishing companies for marketing. We will then also be able to monetize our mobile app by having other companies sponsor collections and reach out campaigns. Additionally, we plan to partner with a media company to individually license its content.

Before then, we will continue operating under our initial strategy of selling online at $174.95 USD, generating buzz around the brand, and building our initial user base. By late 2017 or 2018, we intend to add bigger online re-sellers that we engage through a drop-ship relationship. After that, we will scale distribution in North America and enter into the stores of the Big-Boxes. Finally, when the brand has scaled its North American positioning and has its built network effect, we intend to expand and capture a larger percentage of the global market

Competition

In the current marketplace, our only direct competitors are WaterWolf and Strike-Cam. Indirect competitors include camera companies like GoPro, and other fishing technology like radars, fish-finders, mobile apps, and GPS/sonar systems.

We believe our product is distinct from that of our direct competitors. When comparing to its direct competitors, GoFish Cam is the only product that films in 1080pHD, has night vision, has a neutral buoyancy so it won't affect your line, has a depth rating of 150M, has a 4hr battery life, and has a mobile application.

The mobile app is a key differentiator because our platform allows us to provide our users with more value than just a camera, we provide data to our users so they can learn more about their own experience and leverage each other's experiences to have a more effective fishing experience.

Employees

In addition to our full-time CEO and CTO, we have 2 contracted mobile developers, a full stack contracted hardware design and development team of 3 members, and a part time contracted web developer.

Intellectual Property

While we do not claim to rely on our intellectual property, we have sought out patent and trademark protection for the unique features of the GoFish Cam and our branding.

Patent Name	Application Filed	Application Number

Method and Apparatus for Auto Image & Video Orientation Level Used in a Camera System	July 20, 2016	
Method and Apparatus for Blue-Tooth & Wi-Fi Integration for a Camera System	July 21, 2016	62365254
Method and Apparatus for Waterproof Camera Housing Used for Fishing	July 21, 2016	62365269
Method and Apparatus for Underwater, Smart, Fishing Camera System	July 21, 2016	62365237
Underwater Fishing Camera System	July 21, 2016	29571796
Method and Apparatus for Underwater Fishing Camera	May 11, 2016	15150357

Trademark	Application Filed	Serial Number
GOFISH CAM	December 29, 2014	86491131

Legal Proceedings

The Company is not currently involved in any legal proceedings.

DUE DILIGENCE

Due diligence by CrowdCheck, Inc.



PEOPLE BEHIND THE COMPANY

The below table identifies the principal people with the Company:

Name	Position	Age	Date Elected or Appointed	Fulltime with the Company?
Officers:				
Brandon Austin	President & CEO	24	January 2016	Yes
Kieran Howlett	CTO	42	January 2016	Yes
Directors:				

Brandon Austin	Director	24	January 2016	Yes

Brandon Austin, CEO

Prior to co-founding GoFish Cam, Brandon Austin worked at Assent Compliance, a SAAS startup that focuses on streamlining companies' compliance programs. Brandon helped generate new business initiatives and sales leads, and trained new teams while with Assent Compliance. He also managed several accounts. Brandon is a graduate from Carleton University. It was at Carleton University where he began his entrepreneurial efforts, overseeing and building promotional teams for successful student events.

Ryan Austin, Co-Founder & Advisor

In addition to co-founding GoFish Cam, Ryan Austin is the founder of ExpertKnowledge. Prior to the two, Ryan Austin served as Senior Vice President for World Trade Group, an organization that offers live events, online products and training courses. Ryan has founded several other start-ups from a young age. After spending two years at York University and one year at The University of Western Ontario, Ryan left University to pursue his dreams. Ryan graduated from The Next Founders program which provided 50-65 hours of masters-level education taught by award winning faculty from schools including Harvard Business School, MIT and Ivey. Ryan also participated and graduated from SURGE Venture's 4th cohort and Edge Ed Tech's most recent cohort.

Kieran Howlett, CTO

Kieran Howlett is an experienced professional with an MBA from The University of Houston and a BS in Industrial Distribution from Texas A&M University. Kieran spent over 10 years at Baker Hughes in roles from manufacturing engineering to supply chain management. For the last 6 years he has been developing mobile applications combined with the use of complex backends and web services in many categories and applications. As a technical professional he has over 15 years of experience with a variety of business application software, mobile development and web development. Kieran has been managing technical projects for years, first getting his PMP certification (Project Management Professional) in 2007. He has published many mobile apps in a variety of categories with small teams and leading large teams. He has developed technical skills in CAD/CAM, ERP systems (SAP), cloud management (Amazon), database management (Mysql, Mongo), server management(Linux), web and backend technologies (Node,Php, Ruby), mobile development(Objective C, Swift, Java).

RELATED PARTY TRANSACTIONS

We have not entered into any related party transactions.

RISK FACTORS

The SEC requires that we identify risks that are specific to our business and its financial condition. We are still subject to all the same risks that all companies in our business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

We rely on a small management team. We depend on the skills and experience of our officers, Brandon Austin and Kieran Howlett. Brandon Austin is also the sole Director of the Company. Each officer brings a different skill set to the Company. If we are not able to call upon one of these officers for any reason, our operations and development could be harmed.

We will need to hire additional employees. We will need additional marketing and business development personnel to continue to grow. Hiring additional employees will increase the Company's costs that may not be offset by increased revenues. Additionally, there is no guarantee that we will be able to find the right talent to meets our needs.

We have not yet established an extensive operating history. We first organized as a company in 2015. Since then, we have engaged in donation-rewards crowdfunding campaigns on Kickstarter and Indiegogo and worked to enlarge our customer base, engage new partners, and refine our product. There is no guarantee that we will be able to maintain and grow our customer base and partnerships. Should the Company not be able to grow, its financial results and operations may be negatively impacted.

Our financial statements contain a going concern opinion. As identified in our financial statements, the Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, or obtain additional capital financing from investors.

We face competition from larger companies with greater access to resources. We are a new entrant into the smart camera market. We decided to focus on a segment of that market that has so far only attracted limited interest. However, should any larger, more established companies decide to enter this market segment, we may not be able to effectively compete.

Our software could be a target for hacking or information theft. Our product includes a smartphone app that allows users to create accounts and link to the camera. If we do not continue to monitor security threats to this app, or take measures to mitigate those threats, we could experience material financial losses, reputational damage, and legal expense.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances, and in certain circumstances only at the option of the Company. These notes do not have a maturity date and only convert or result in payment in limited circumstances. If there is a merger, buyout or other corporate transaction, investors will receive a payment of two times their purchase price. This amount is not adjusted for interest and will be the same amount regardless of when the transaction occurs. If there is a qualified equity financing (and only a financing using preferred shares will count for this purpose), the conversion price will be set for conversion into non-voting shares of a to-be-determined class of preferred stock. Only major investors will have their notes converted at this time; notes held by non-major investors will only convert at the sole discretion of the Company or in the event of subsequent corporate transaction. Investors in the Regulation Crowdfunding offering will be considered non-major investors under the terms of the notes offered. Further, the notes convert at a discount of 20%, or based on a valuation cap meaning investors would be rewarded for taking on early risk compared to later investors. But you won't know how much your investment is worth until that happens. The outside investors at the time conversion, if any, might value the company at an amount well below $3 million valuation cap, so you should not view the $3 million as being an indication of the company's value. If you choose to invest, you should be prepared for the fact that your notes will never convert and will have no value.

We have not yet authorized the preferred stock for conversion of the notes in this Offering. We have not yet authorized the preferred stock for conversion of the notes, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation Crowdfunding offering, you will be considered a non-major investor under the terms of the notes offering, and therefore you will receive shares of a Shadow Series of preferred stock with certain limited rights. Shadow Series shareholders may receive a difference liquidation preference, may not have voting rights, and will receive quarterly business updates by the company but may be limited in other information and inspection rights.

There is no current market for any of our securities. There is no formal marketplace for the resale of securities sold under Regulation CF, and it is unlikely that such a marketplace will ever form. Additionally, there are restrictions on how these securities may be resold for a period of one year following their purchase.

We will need to raise additional funds in the future. We are still in development stage and will require additional capital contributions in the future to sustain and grow our operations. When we do seek additional capital contributions, there is no guarantee that such funding will be available at the time. Further, if we do receive additional capital contributions in the future, the terms of such an offering may not be favorable to us, and may result in your investment being worth less than that of future investors.

OWNERSHIP AND CAPITAL STRUCTURE

The current owners of 20% or more equity in the Company is reflected in the below table:

Beneficial owner	Amount and class of securities held	Percent of voting power prior to the Offering
Brandon Austin	1,809,869 shares of Common Stock	32.75%
Ryan Austin	1,809,869 shares of Common Stock	32.75%

DESCRIPTION OF THE SECURITIES IN THIS OFFERING

GoFish Cam, Inc. is offering Crowd Notes to investors in this offering. The following description is a brief summary of the material terms of the offering and is qualified in its entirety by the terms contained in the note.

We are offering investors convertible notes bearing an interest rate of 6% and does not have a maturity date. The notes will only convert in the event of a future qualified equity financing involving preferred shares or in a corporate transaction (for example, a corporate sale, takeover, merger or liquidation).

Investors in this offering will be considered non-major investors. If there is a qualified equity financing, the notes will only convert at the election of the Company or in a subsequent corporate transaction. We are making a concurrent offering of the Crowd Notes in this offering to accredited investors under Rule 506(c) of Regulation D. Those investors will be considered major investors, with their notes converting upon the occurrence of a qualified equity financing. The notes will convert either based on (1) a 20% discount to the price to be paid by the new investors in the initial qualified equity financing or (2) $3.0 million cap on the valuation at the time of the initial qualified equity financing. However, in the event that a corporate transaction occurs prior to a qualified equity financing, you would receive a payment equal to twice the amount of your initial investment in lieu of the converted shares.

Our minimum target raise is $100,000 and we will accept up to $400,000 from investors through Regulation Crowdfunding before the deadline of April 9, 2017. We will accept up to $400,000 in aggregate from investors under Regulation Crowdfunding and under Rule 506(c) of Regulation D.

DESCRIPTION OF OTHER CLASSES OF SECURITIES OF THE COMPANY

General

The Company has previously issued 5,526,316 shares of Common Stock, and convertible promissory notes in the principal amount of $222,500 as of November 21, 2016. The convertible promissory notes may convert into the equity of the company upon a "Qualified Financing", which is defined as a bona fide sale of securities resulting in the Company receiving at least $2 million. The Company is issuing these convertible promissory notes concurrently with this offering under Regulation CF.

The following descriptions summarizes important terms of the issued securities of GoFish Cam, Inc. and the securities in this offering.

Common Stock

Dividend Rights

Holders of Common Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this Offering or in the foreseeable future.

Voting Rights

Each holder of Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors.

Right to Receive Liquidation Distributions

In the event of the Company's liquidation, dissolution, or winding up, holders of its Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of the Company's debts and other liabilities.

Rights and Preferences

Holders of the Company's Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the company's Common Stock.

Convertible Promissory Notes

Interest Rate and Maturity

The issued convertible promissory notes of the Company bear an interest rate of 6% and have a maturity date of May 1, 2018.

Conversion terms

Should the Company engage in a Qualified Equity Financing, which is securities offering with its primary purpose of raising capital where the aggregate gross proceeds to the Company equal or exceed $2,000,000, the convertible promissory notes will convert into the equity of the Company. The conversion formula will be based on either a 25% or 20% discount, depending on when acquired by the investor, to the per share price of the Qualified Equity Financing, or a valuation cap of $3,000,000.

OFFERING PERKS

To encourage participation in the Offering, the Company is providing specific perks for investors. The Company is of the opinion that these perks do not alter the sales price or cost basis of the Crowd Notes in this Offering. Instead, the perks a "thank you" to certain investors that help the Company achieve its mission and would be considered a promotional expense of the Company. However, it is recommended that investors consult a tax professional to fully understand any tax implications of receiving any perks before investing. The perks for this Offering are as follows:

Investment Amount	Offering Perk
$5,000	Receive two GoFish Cams
$20,000+	Receive two GoFish Cams and join the founding team for their promotional filming and fishing trip in Costa Rica. Accommodations and fishing expenses are included, airfare is not included.

DILUTION

The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015, the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

UPDATES

Updated about the status of this Offering are available at www.seedinvest.com.

FINANCIAL STATEMENTS

The financial statements of the Company may be found at Exhibit B to the Form C of which this Offering Memorandum forms a part. The financial statements have been prepared in accordance with generally accepted accounting principles and have been reviewed by Artesian CPA, LLC.

FINANCIAL CONDITION

GoFish Cam, Inc. began operations in November 2015. We have not yet begun our core business and have not begun delivery of our core product.

Results of Operations

For the year ended December 31, 2015, we did not record any revenues and had no operating expenses to speak of.

To date, we have relied on outside financing and pre-sales of our product. The Company received an investment of $30,000 from the Telluride Venture Accelerator and a $60,000 grant from the Ontario Centres of Excellence SmartSeed Fund. We have also pre-sold our products through Kickstarter and Indiegogo, raising $101,041 and $118,186 respectively in deferred revenue. These funds will be recognized as revenue when we ship products to the campaign backers.

We anticipate that we will first begin sales resulting in the recognition of revenue in January 2017. Some of that revenue will be recognition of pre-sales that are currently considered deferred revenue. We anticipate that most of our sales in the first quarter of 2017 will come from direct to consumer sales through our own website. As the year goes on, we anticipate bringing on small distribution and online-reseller partners who we anticipate would account for approximately 20% of our total 2017 sales. We believe that by 2019 we will have fully-established the market interest in our product and will bring on large distribution partners.

We anticipate beginning to acquire inventory of our product beginning in January 2017. We have a current order for 5,000 units with our manufacturing partner. The acquisition of this inventory will be partially financed by our manufacturing partner.

Liquidity and Capital Resources

As of December 31, 2015, the Company had cash on hand of approximately $24,980. As of the end of September 2016, the Company had approximately $76,460 in cash on hand. The increase in cash on hand was driven by pre-orders of our product and issuance of convertible notes. As of November 21, 2016, the Company has issued approximately $222,500 in convertible promissory notes in 2016.

This Offering of securities under Regulation CF will expand our available cash resources. At the current burn rate of approximately $20,000 per month, along with the total authorized raise of $550,000 in the sale of convertible promissory notes, we will have a runway of approximately 40 months if we raise $400,000 in this Offering.

We anticipate that the acquisition of certain tools and molds to create our product will cost about $50,000.

In addition to this offering under Regulation CF, we are selling the same securities to accredited investors under Rule 506(c) of Regulation D. We will accept up to $400,000 between the two offerings.

Indebtedness

We are not subject to any outstanding loans or debts other than those identified its prior offerings of securities. We do anticipate incurring short-term debt to finance the acquisition of our initial inventory.

Recent trends

We note that the financial statements and condition of the Company in this Offering Memorandum describe the financial condition of the Company prior to the Company beginning sales of its core product. We anticipate taking payments for preorders in the first quarter 2017.

Prior offerings of securities

Since it began its operations in 2015 and issued its common stock to its founders, the Company has engaged in one prior offerings of securities utilizing the exemption provided by Rule 506 of Regulation D.

- As of November 21, 2016, the Company raised $222,500 through the sale of its convertible promissory notes. We have used the proceeds from that offering to support our business activities and engage in product development.

Valuation

The Company has not obtained any third-party valuations. The valuation of the Company for this Offering was determined by management.

USE OF PROCEEDS

The Company anticipates using the proceeds from the offering of Crowd Notes in the following approximate amounts:

	Target Raise ($100,000)	Maximum Raise ($400,000)
General and Administrative Expenses and Future Marketing	$40,750	$294,000
Product Launch Marketing	$20,000	$40,000
Production	$25,000	$33,300
Offering Fees and Expenses	$14,250	$32,600

The above description of the anticipated use of proceeds is not binding on the Company and is merely description of its current intentions.

GoFish Cam reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

REGULATORY INFORMATION

Disqualification

Neither the Company nor any of its officers, directors, or twenty percent equity holders are disqualified from relying on Regulation Crowdfunding.

Annual Reports

Annual reports required by Regulation Crowdfunding will be made available to investors on the Company's website at www.gofishcam.com. The Company will issue its first required annual report by April 30, 2017.

Ongoing Reporting Compliance

The Company has not previously been subject to the ongoing reporting requirements of Regulation Crowdfunding and, as such, has not previously failed to comply with the requirements of Rule 202.

SEEDINVEST INVESTMENT PROCESS

Making an investment in the company

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the company. Once the company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the company in exchange for your convertible note. At that point, you will be an investor in the company.

Regulation CF rules regarding the investment process:

- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- If an issuer reaches a target offering amount prior to the deadline identified in its offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach the target offering amount prior to the deadline identified in its offering materials, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

What will I need to complete my investment?

To make an investment you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?

Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the company with the expectation that they will receive equity in the company in the future at a discounted price per share when the company raises its next round of financing.

To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, the company has set a minimum investment amount.

How can I (or the company) cancel my investment?

For offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the company's name, the amount, the investment number, and the date you made your investment.

After my investment

What is my ongoing relationship with the company?

You are an investor in the company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the company and their investments. This annual report includes information similar to the company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party repurchases or purchases all the securities sold in reliance on Section 4(a)(6) of the Securities Act
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the company about its business.

Can I get rid of my securities after buying them?

Securities purchased through a Regulation Crowdfunding offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the company that sold the securities
2. To an accredited investor
3. As part of an offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these securities and the company does not have any plans to list these securities on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists its securities on an exchange, is acquired, or goes bankrupt.